Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD

Announces Dividend Distribution of $10 Million for the Second
Quarter of 2026

Azour, Israel, August 12, 2026 – Ituran Location and Control Ltd. (NASDAQ: ITRN) announced that the Board of Directors approved the distribution of a cash dividend in the amount of $0.50 per share, totaling approximately US$10 million. The dividend will be paid to shareholders of record as of September 29, 2026. The Company will pay the dividend out on October 14, 2026, net of taxes at the rate of 20% (a lower rate than standard) as the dividend is distributed from "Preferred Income" and/or "Preferred Technological Income", as defined under the Encouragement of Capital Investment Law and the provisions of a tax ruling (the “Ruling”) received from the Israel Tax Authority (the “ITA”) with respect to the tax withholding rate upon dividend distribution.

In its decision to approve the distribution of the cash dividend, the Board of Directors examined whether the Company meets the distribution criteria according to Israeli law. The Board of Directors concluded that the above-mentioned distribution will not undermine the Company’s ability to keep performing in its current course of business or future plans, and is able to meet its undertakings when due.

Retained earnings as of June 30, 2026, prior to the distribution were US$ 238.7 million and retained earnings will reach US$ 228.7 million after the distribution. The Board of Directors emphasized that as of June 30, 2026, the Company had a cash balance in hand of US$ 103.7 million (this amount is prior to the payment of a dividend of approximately US$10 million which was declared for the first quarter 2026 and was paid out in July 2026). The Company had no outstanding credit from banking institutions. As of June 30, 2026, the Company’s current assets (excluding cash and cash equivalents) were in the sum of US$144.5 million and current liabilities were in the sum of US$ 122.4 million.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.7 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi m@ituran.com Deputy CEO &VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040